FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the six-month period ended September 30, 2008 pursuant to the Financial Instruments and Exchange Law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: November 25, 2008	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

Konami Corporation filed its Quarterly Securities Report for the six-month period ended September 30, 2008 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on November 14, 2008. The following is the summary of the Quarterly Securities Report.

I	Corporate Information

A.	Corporate Overview

1.	Selected Financial Data

2.	Overview of Business

3.	Subsidiaries and Affiliated Companies

4.	Employees

B.	Business

1.	Production, Orders and Sales

2.	Significant Contracts

3.	Results of Operations and Financial position

C.	Equipment and Facilities

D.	Information on Reporting Company

1.	Share Information

a.	Total Number of Shares

b.	Stock Acquisition Rights

c.	Rights Plan

d.	Common Stock and Additional Paid-in Capital

e.	Major Shareholders

f.	Voting Rights

2.	Share Price

3.	Directors and Corporate Auditors

E.	Financial Statements

1.	Quarterly Consolidated Financial Statements

2.	Others

II	Information on Guarantors

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen
	September 30, 2008	March 31, 2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥61,145	¥52,130
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥266 million and ¥260 million at September 30 and March 31, 2008, respectively	23,336	33,802
Inventories	32,909	24,374
Deferred income taxes, net	19,442	18,275
Prepaid expenses and other current assets	10,439	11,498

Total current assets	147,271	140,079

PROPERTY AND EQUIPMENT, net	65,821	66,690

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	618	659
Investments in affiliates	6,433	6,414
Identifiable intangible assets	37,982	38,161
Goodwill	21,951	21,935
Lease deposits	28,218	28,205
Deferred income taxes, net	2,915	2,687
Other assets	13,374	14,418

Total investments and other assets	111,491	112,479

TOTAL ASSETS	¥324,583	¥319,248

See accompanying notes to consolidated financial statements.

	Millions of Yen
	September 30, 2008	March 31, 2008
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	¥8,166	¥8,115
Trade notes and accounts payable	15,691	20,410
Accrued income taxes	9,498	9,523
Accrued expenses	16,588	21,934
Deferred revenue	12,225	7,848
Other current liabilities	8,761	7,283

Total current liabilities	70,929	75,113
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	35,330	35,613
Accrued pension and severance costs	2,717	2,699
Deferred income taxes, net	11,221	11,559
Other long-term liabilities	8,468	7,181

Total long-term liabilities	57,736	57,052

TOTAL LIABILITIES	128,665	132,165

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	4,783	4,324
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at September 30 and March 31, 2008; outstanding 137,462,044 shares at September 30, 2008 and 137,321,557 shares at March 31, 2008	47,399	47,399
Additional paid-in capital	77,091	77,078
Legal reserve	284	284
Retained earnings	81,749	73,492
Accumulated other comprehensive income	2,323	2,579
Treasury stock, at cost- 6,037,956 shares at September 30, 2008 and 6,178,443 shares at March 31, 2008	(17,711)	(18,073)

Total stockholders’ equity	191,135	182,759
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥324,583	¥319,248

See accompanying notes to consolidated financial statements.

(2) Consolidated Statement of Income (Unaudited)

For six months ended September 30, 2008

Millions of Yen
Six months ended September 30, 2008
NET REVENUES:
Product sales revenue	¥105,431
Service revenue	41,473

Total net revenues	146,904

COSTS AND EXPENSES:
Costs of products sold	55,865
Costs of services rendered	39,865
Selling, general and administrative	28,330

Total costs and expenses	124,060

Operating income	22,844

OTHER INCOME (EXPENSES):
Interest income	381
Interest expense	(863)
Other, net	46

Other income (expenses), net	(436)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	22,408
INCOME TAXES	9,990
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	12,418
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	514
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	60

NET INCOME	¥11,964

PER SHARE DATA:

Yen
Six months ended September 30, 2008
Basic net income per share	¥87.07
Diluted net income per share	87.01

Weighted-average common shares outstanding	137,406,295
Diluted weighted-average common shares outstanding	137,508,812

See accompanying notes to consolidated financial statements.

For three months ended September 30, 2008

Millions of Yen
Three months ended September 30, 2008
NET REVENUES:
Product sales revenue	¥55,024
Service revenue	21,075

Total net revenues	76,099

COSTS AND EXPENSES:
Costs of products sold	30,650
Costs of services rendered	20,239
Selling, general and administrative	13,977

Total costs and expenses	64,866

Operating income	11,233

OTHER INCOME (EXPENSES):
Interest income	184
Interest expense	(464)
Other, net	(263)

Other income (expenses), net	(543)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	10,690
INCOME TAXES	4,199
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	6,491
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	222
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	31

NET INCOME	¥6,300

PER SHARE DATA:

Yen
Three months ended September 30, 2008
Basic net income per share	¥45.83
Diluted net income per share	45.81

Weighted-average common shares outstanding	137,456,301
Diluted weighted-average common shares outstanding	137,537,883

See accompanying notes to consolidated financial statements.

(3) Consolidated Statement of Cash Flows (Unaudited)

Millions of Yen
Six months ended September 30, 2008
Cash flows from operating activities:
Net income	¥11,964
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	6,204
Provision for doubtful receivables	13
Equity in net income of affiliated company	(60)
Minority interest	514
Deferred income taxes	(1,856)
Change in assets and liabilities, net of business acquired:
Decrease in trade notes and accounts receivable	10,164
Increase in inventories	(9,007)
Decrease in other receivables	1,233
Increase in prepaid expense	(1,984)
Decrease in trade notes and accounts payable	(4,426)
Increase in accrued income taxes, net of tax refunds	478
Decrease in accrued expenses	(3,725)
Increase in deferred revenue	4,377
Increase in advance received	753
Decrease in deposits	(530)
Other, net	1,932

Net cash provided by operating activities	16,044

Millions of Yen
Six months ended September 30, 2008
Cash flows from investing activities:
Capital expenditures	(4,658)
Proceeds from sales of property and equipment	1,331
Increase in lease deposits, net	1,784
Other, net	(50)

Net cash used in investing activities	(1,593)
Cash flows from financing activities:
Repayments of long-term debt	(296)
Principal payments under capital lease obligations	(1,437)
Dividends paid	(3,713)
Purchases of treasury stock by parent company	(100)
Other, net	464

Net cash used in financing activities	(5,082)
Effect of exchange rate changes on cash and cash equivalents	(354)
Net increase in cash and cash equivalents	9,015
Cash and cash equivalents, beginning of the period	52,130

Cash and cash equivalents, end of the period	¥61,145

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of Presentation

Pursuant to section 93 of “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office No. 64, 2007), the accompanying quarterly consolidated financial statements for the six months ended September 30, 2008 and the accompanying consolidated balance sheet at March 31, 2008 of Konami Corporation (the “Company”) and its subsidiaries (collectively “Konami”) have been prepared in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”). Konami became publicly traded on the New York Stock Exchange in September 2002, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.

2. Newly Adopted Accounting Standards

Konami adopted Statements of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” on April 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The adoption of SFAS No. 157 did not have a material impact on Konami’s results of operations and financial position. The disclosure required by SFAS No. 157 was omitted.

Konami adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” on April 1, 2008. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The entity shall report unrealized gains and losses on items for which the fair value option has been elected. For the six months ended September 30, 2008, the adoption of SFAS No. 159 did not have a material impact on Konami’s results of operations and financial position, since Konami did not elect the fair value option for any assets or liabilities.

3. Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008, and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Konami is currently evaluating the potential effect, if any, that the adoption of SFAS 141R will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statement, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting standards for noncontrolling interests (previously referred to as minority interests) and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 requires (i) that consolidated net income include the amounts attributable to both the parent and the noncontrolling interest, (ii) that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and (iii) expanded disclosures that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Konami is currently evaluating the potential effect, if any, that the adoption of SFAS 160 will have on its consolidated financial statements.

4. Inventories

Inventories at September 30, 2008 and March 31, 2008 consisted of the following:

	Millions of Yen
	September 30, 2008	March 31, 2008
Finished products	¥15,961	¥10,093
Work in process	12,463	9,665
Raw materials and supplies	4,485	4,616

Total	¥32,909	¥24,374

5. Property and Equipment

Property and equipment at September 30, 2008 and March 31, 2008 consisted of the following:

	Millions of Yen
	September 30, 2008	March 31, 2008
Property and equipment, at cost:
Land	¥11,405	¥11,674
Buildings and structures	66,999	68,795
Tools, furniture and fixtures	27,430	29,157
Construction in progress	79	484

Total	105,913	110,110
Less-Accumulated depreciation and amortization	(40,092)	(43,420)

Net property and equipment	¥65,821	¥66,690

6. Severance and Retirement Plans

The Company and its domestic subsidiaries have defined benefit severance and retirement plans covering their employees. The plans provide, under most circumstances, retirement benefits and lump-sum severance payments to the employees that are determined by reference to their rate of pay at the time of termination, years of service and certain other factors. All employees may choose either to remain in the defined benefit plans or to withdraw from the plans and enroll under such system as receiving all compensation currently during their employment. For those under the fixed annual compensation system, separate severance and retirement benefits are not to be paid upon their termination or retirement. The Company’s foreign subsidiaries only have defined contribution plans and do not have defined benefit plans.

Net periodic cost of the Company and its domestic subsidiaries’ plans accounted for in accordance with SFAS No. 87 for the six months and the three months ended September 30, 2008 included the following components:

	Millions of Yen
	Six months ended September 30, 2008	Three months ended September 30, 2008
Service cost – benefits earned during the period	¥102	¥51
Interest cost on projected benefit obligation	13	7
Expected return on plan assets	(20)	(10)
Recognized actuarial gain	(68)	(34)
Amortization of prior service cost	(20)	(10)

Net periodic cost	¥7	¥4

7. Comprehensive Income

Comprehensive income for the six months and three months ended September 30, 2008 are composed of the following:

	Millions of Yen
	Six months ended September 30, 2008	Three months ended September 30, 2008
Comprehensive income
Net income	¥11,964	¥6,300
Other comprehensive income, tax allocation adjusted:
Foreign currency translation adjustments	(180)	(2,107)
Net unrealized gains (losses) on available-for-sale securities	(24)	12
Adjustment on retirement benefits	(52)	(26)

Total comprehensive income	¥11,708	¥4,179

8. Segment Information

Under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

Konami operates on a worldwide basis principally with the following three business segments:

1. Digital Entertainment:	Production and sale of digital contents and related products including Computer & Video Games, Amusement, Card Games, and Online.
2. Health & Fitness:	Operation of health and fitness clubs, production and sale of health and fitness related goods.
3. Gaming & System:	Production, manufacture, sale and service of gaming machines and the Casino Management System for overseas market.

Notes:

1.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”

2.	“Corporate” primarily consists of administrative expenses of the Company.

3.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

The following table summarizes revenue, operating income (loss) by operating segment which are the primary measures used by Konami’s chief operating decision maker to measure Konami’s operating results and to measure segment profitability and performance. This information is derived from Konami’s management reports which have been prepared based on U.S. GAAP.

a. Segment information

Three months ended September 30, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥48,094	¥23,239	¥4,181	¥585	¥76,099
Intersegment	86	43	—	(129)	—

Total	48,180	23,282	4,181	456	76,099
Operating expenses	35,034	22,302	3,613	3,917	64,866

Operating income (loss)	¥13,146	¥980	¥568	¥(3,461)	¥11,233

Six months ended September 30, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥92,873	¥45,317	¥7,854	¥860	¥146,904
Intersegment	157	139	—	(296)	—

Total	93,030	45,456	7,854	564	146,904
Operating expenses	66,725	43,892	6,814	6,629	124,060

Operating income (loss)	¥26,305	¥1,564	¥1,040	¥(6,065)	¥22,844

b. Geographic information

Three months ended September 30, 2008	Japan	North America	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥53,509	¥12,755	¥8,649	¥1,186	¥76,099	—	¥76,099
Intersegment	6,673	1,407	63	93	8,236	¥(8,236)	—

Total	60,182	14,162	8,712	1,279	84,335	(8,236)	76,099
Operating expenses	50,176	13,543	7,958	1,435	73,112	(8,246)	64,866

Operating income (loss)	¥10,006	¥619	¥754	¥(156)	¥11,223	¥10	¥11,233

Six months ended September 30, 2008	Japan	North America	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥109,854	¥20,620	¥13,913	¥2,517	¥146,904	—	¥146,904
Intersegment	10,504	2,264	66	213	13,047	¥(13,047)	—

Total	120,358	22,884	13,979	2,730	159,951	(13,047)	146,904
Operating expenses	100,065	21,291	12,715	3,041	137,112	(13,052)	124,060

Operating income (loss)	¥20,293	¥1,593	¥1,264	¥(311)	¥22,839	¥5	¥22,844

For the purpose of presenting its operations in geographic areas above, Konami attributes revenues from external customers to individual countries in each area based on where products are sold and services are provided.

North America presented in the table above substantially consists of United States.

9. Commitments and Contingencies

Konami is subject to pending claims and litigation. Management, after review and consultation with counsel, considers that any liability from the disposition of such lawsuits would not have a material adverse effect on the consolidated financial condition and results of operations of Konami.

Konami has placed firm orders for purchases of property, plant and equipment and other assets amounting to approximately ¥390 million as of September 30, 2008.

10. Subsequent Events

None